

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

Via E-mail

Giovanni Caruso, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

>   **Re: Selway Capital Acquisition Corporation**
>   **Schedule TO as amended**
>   **Filed May 10, 2013 and amended May 17, 2013**
>   **File No. 005-86470**

Dear Mr. Caruso:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1.   We note in the Current Report on Form 8-K filed on May 15, 2013 that some beneficial owners of Series A shares received Series C shares, on a one-to-one exchange ratio, and a payment of $3.53 per Series A share. Please tell us how this is consistent with your disclosure in the prospectus dated November 7, 2011 in which you stated that some Series A holders may receive a higher exchange ratio than one-to-one but made no mention of a cash payment.

Offer to Purchase

2.   In an appropriate location of the offer document, provide a description, in tabular form, showing how the number of Series A shares outstanding prior to the combination with HCCA became Series B and Series C shares. We have reviewed the Current Report on Form 8-K filed on May 15, 2013 and are unable to account for 2.1 million shares of

Series C shares of the stated 9,368,494 shares outstanding. Also, please disclose the names of the security holders whose Series A shares were converted into Series C shares.

Questions and Answers About the Offer, page 2

3.   Please revise the answer to the question "What will happen if I do not tender my Series B Shares?" to describe the automatic and immediate consolidation of the Series B shares into the company's common stock following the expiration of the offer, as you stated it on page 57 of this offer document.

Special Note Regarding Forward-Looking Statements, page 23

4.   We note your statement in the last paragraph that you "undertake no obligation to publicly revise any forward-looking statements…." This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise your disclosure.

Conditions of the Offer, page 69

5.   We note the language in the penultimate paragraph in this section that your failure "at any time to exercise the foregoing rights will not be deemed a waiver of any right." If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, it has waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

6.   With respect to the same disclosure referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Security Ownership of Certain Beneficial Owners and Management, page 74

7.   Please revise this section to provide the information for each class of common stock currently outstanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions